

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Grant Brackebusch
Vice President, Chief Financial Officer
Idaho Strategic Resources, Inc.
201 N. Third Street
Coeur d'Alene, ID 83814

      Re: Idaho Strategic Resources, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2021
          Filed March 31, 2022
          File No. 001-41320

Dear Grant Brackebusch:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation